UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 30, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

November 29, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Meeting of Shareholders (the “Meeting”) to be held at New York Marriott East Side, located at 525 Lexington Avenue, New York, New York on December 21, 2007 at 9:00 a.m. (New York time). The matters to be acted upon at the Meeting are set forth and described in the Notice of the 2007 Meeting of Shareholders and Proxy Statement which are attached hereto. We request you to read all of them carefully.

We hope that you will attend the Meeting. However, if you are not able to attend the Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States). You may, of course, attend the Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely, /s/ Bo Xu Bo Xu Secretary

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China, Postal Code: 261061

NOTICE OF 2007 MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21, 2007

To the Shareholders of Fuwei Films (Holdings), Co., Ltd.:

NOTICE IS HEREBY GIVEN that the 2007 Meeting of Shareholders (the “Meeting”) of Fuwei Films (Holdings), Co., Ltd. (“Fuwei” or the “Company”) will be held at New York Marriott East Side, located at 525 Lexington Avenue, New York, New York on December 21, 2007 at 9:00 a.m. (New York time), to consider and act upon the following matters:

1.	To elect directors in accordance with the Articles of Association of the Company;

2.	To ratify and approve the appointment of Kabani & Company, Inc. as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2007; and

3.	To transact such other business which may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.

The close of business on October 30, 2007 has been fixed as the record date for the determination of Shareholders entitled to receive the notice of and vote at the Meeting or any adjournments thereof.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

By Order of the Board of Directors, /s/ Bo Xu Bo Xu Secretary

November 29, 2007

It is important that your shares be represented at the Meeting. Each Shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China, Postal Code: 261061

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement (the “Proxy Statement”) is furnished to holders (the “Shareholders”) of the ordinary shares of par value of US$0.129752 each (“Shares”) of Fuwei Films (Holdings) Co., Ltd. (the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxies (“Proxy” or “Proxies”) for use at the 2007 Meeting of Shareholders (the “Meeting”) to be held on December 21, 2007 at 9:00 a.m. New York time, at New York Marriott East Side, 525 Lexington Avenue, New York, New York, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of 2007 Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Proxy Statement and Proxies has been borne by the Company. The Company will also reimburse brokers who are holders of record of the ordinary shares for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is expected to be December 5, 2007.

Unless otherwise specified, all proxies, in proper form, received by the time of the Meeting will be voted for the election of all nominees named herein to serve as directors and in favor of each of the proposals set forth in the accompanying Notice as described below.

A Proxy may be revoked by a Shareholder at any time before its exercise by filing with Bo Xu, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will constitute the revocation of a Proxy. The instrument appointing a proxy must be delivered to Bo Xu, the Secretary of the Company, at the address set forth above not less than forty-eight (48) hours before the time appointed for holding the Meeting.

The close of business on October 30, 2007 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The presence in person or by proxy of not less than 33 1/3% of the votes of the shares entitled to vote on the resolutions held by at least two shareholders is required to constitute a quorum of the meeting for the transaction of business. Proxies submitted which contain abstentions or broker non-votes will be deemed present at the Meeting for determining the quorum.

VOTING SECURITIES

Only holders of shares of ordinary shares of record at the close of business on October 30, 2007, are entitled to vote at the Meeting. On the record date, the Company had outstanding and entitled to vote 13,062,500 ordinary shares. For purposes of voting at the Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Meeting. Not less than 33 1/3% of the votes of the outstanding Shares held by at least two shareholders represented at the Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum. The affirmative vote of a simple majority of the shares present and entitled to vote at the Meeting is required on the election of directors and the ratification of the appointment of Kabani & Company, Inc., independent certified public accountants, as our independent registered public accounting firm. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 30, 2007, certain information concerning the beneficial ownership of the Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and each nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.
Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percent of Shares Beneficially Owned
Each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares:
Apex Glory Holdings Limited RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong	6,912,503 (3)	53%

Easebright Investments Limited RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong	1,637,497 (4)	12.5%

Each director and each nominee for director of the Company:

Xiaoan He	0	*
Cindy Lu	0	*
Changrong Ji	0	*
Tee Chuang Khoo	0	*
Yudong Huang	0	*
Xiuyong Zhang	0	*

Each executive officer of the Company:
Xiaoan He, Chairman and Chief Executive Officer	0	*
Cindy Lu, Chief Financial Officer	0	*
Zhibing Qian, Senior Vice President	0	*
Bo Xu, Secretary	0	*
Bin Sun, General Manager	0	*
Xiaoming Wang, Deputy General Manger (Production)	0	*
Xiuyong Zhang, Deputy General Manger (Finance)	0	*
All executive officers and directors of the Company As a group (ten persons)	0	*
_________________
*Less than one percent.

(1) Unless otherwise indicated, the address of such individual is c/o No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

(2) In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of ordinary shares of the Company subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of ordinary shares.

(3) Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(4) Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

EXECUTIVE OFFICERS

Executive officers of the Company are appointed at the discretion of the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Xiaoan He	45	Chairman and Chief Executive Officer and director
Cindy Lu	37	Chief Financial Officer and Director
Xiuyong Zhang	37	Deputy General Manager (Finance) and Director
Zhibing Qian	42	Senior Vice President
Bo Xu	44	Secretary
Bin Sun	51	General Manager
Xiaomin Wang	48	Deputy General Manager (Production)

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has gained more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983. Mr. He is also the Vice Chairman of the China Association of Manufacturers of Polyester Film (CANPEF).

Cindy Lu has been our Chief Executive Officer and Director since June 1, 2007. Prior to joining the Company, Ms. Lu served as the Secretary of the Board of Directors of Tiens Biotech Group (USA) from 2004 to early 2007. From 1999 to 2001, Ms. Lu worked as an associate at GE Capital Asia Pacific. Ms. Lu was a Financial Analyst for Sargent & Lundy LLP (Chicago) from 1997 to 1999. Ms. Lu has expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. Ms. Lu obtained her MBA in 1996 from Southeastern University, Washington DC and her Bachelor Degree in Economics in 1993 from Shandong University.

Xiuyong Zhang has been the Deputy General Manager (Finance) of our Company since January 2005 and a Director since November 21, 2007. He is responsible for the day-to-day management of our financial and taxation matters in the PRC. Prior to joining us as a director in July 2004, Mr. Zhang had accumulated more than 10 years of experience in accounting and financial work. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a public valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as an accounting professional by the Ministry of Finance of the PRC in 1997. He graduated in Financial Accounting from the Shandong Television University in 1996.

Zhibing Qian was appointed as the Senior Vice President in April 2007. From 2003 to March 2007, he was the general manager of Beijing Capital Jindian Technology Limited. From 2000 to 2003, Mr. Qian was appointed as the general manger of Beijing Zhongguancun International Incubator Limited, comprehensively responsible for the company’s set up and operations. Mr. Qian also worked at senior management level at other state-owned and joint venture companies in China. Mr. Qian received his Doctor and Master degrees from University of Idaho in 1995 and 1993.

Bo Xu joined the Company in October 2006 and was appointed as the Secretary of the Company in December 2006. From 2002 to September 2006, he was the director of finance for Beijing Platinum Investment Co., Ltd. where he was in charge of accounting and finance. Prior to that, he was a finance manager at Weifang Wanyou Enterprise Co., Ltd. from 1993 to 2002. Mr. Xu received his bachelor in finance from Weifang Staff and Worker’s University in 1989.

  Bin Sun has been the General Manager of our Company since January 2007 and is responsible for the general management of our business operations. Mr. Sun has gained more than ten years of management experience in the Mechanical & Electrical and plastics industries before he joined us. Mr. Sun was the general manager of Jiangsu Geliling Group from 2005 to 2006, and he was the general manager of Wuxi Dayu Electric Group from 2002 to 2004. Mr. Sun obtained his Master degree in Economics from the Renmin University of China in 1994 and bachelor in Engineering from the Northwestern Polytechnical University in 1981.

Xiaoming Wang has been our Deputy General Manager (Production) since January 2005 and is responsible for the management of our production facilities. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

Proposal 1

ELECTION OF DIRECTORS

Under our articles of association, all members of our Board of Directors are subject to re-election at the Meeting.

Members of the Corporate Governance and Nominating Committee have evaluated the performance of all members of the Board of Directors and unanimously resolved by a written resolution to recommend all of the incumbent directors to be nominated for re-election to the Board of Directors upon the expiration of their respective terms.

Effective November 21, 2007, Changrong Ji was appointed as the sole member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee was established pursuant to a board resolution granting it the authority to (i) identify individuals qualified to become Board members, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board's performance.

At the Meeting, it is proposed that Shareholders will consider the election of no less than six (6) directors, who have been recommended by the Company’s Corporate Governance and Nominating Committee to serve the Board of Directors until the next annual meeting of Shareholders and until their respective successors are elected and qualified.

Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Mr. Xiaoan He, Ms. Cindy Lu, Mr. Xiuyong Zhang, Mr. Changrong Ji, Mr. Tee Chuang Khoo, Mr. Yudong Huang (the “Nominee” or collectively, the “Nominees”) to serve as directors upon their nomination at the Meeting. All Nominees currently serve on the Board of Directors and their terms will expire at the Meeting. Each Nominee has advised the Company of his willingness to continue serving the Board of Directors as a director of the Company if he is re-elected at the Meeting. Should any Nominee become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors. The persons named in the Proxies shall have discretionary authority to vote the Proxies in connection with this additional appointment.

The Board is presently seeking a suitable candidate to act as an additional nominee to be elected as a director and, upon the recommendation of the Corporate Governance and Nominating Committee, such person would be appointed to the Board in accordance with the Articles of Association of the Company.

After the Meeting, at each following annual general meeting, one third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not greater than one third) will retire from office by rotation. The Directors to retire in every year shall include and any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions in our articles relating to retirement of Directors upon reaching any age limit.

In addition, any Director appointed by our Board to fill a casual vacancy or as an addition to the Board shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. A Director is not required to hold any shares in the Company by way of qualification.

DIRECTORS

The directors of the Company are as follows:

Name	Age
Xiaoan He	45
Cindy Lu (1)	37
Changrong Ji (1)(2)(3)	61
Tee Chuang Khoo(1)(2)	61
Yudong Huang (2)	42
Xiuyong Zhang	37

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Mr. Changrong Ji is an independent director and, if he is re-elected, he will continue to be a member of the Audit Committee of the Company and the chairman of Corporate Goverance and Nominating Committee. Ms. Cindy Lu is expected to resign as a member of the Audit Committee prior to the Meeting.

One third of the directors of the Company shall retire from office at each annual meeting of Shareholders or until their successors have been elected or appointed. The officers of the Company elected by the Board of Directors at the first meeting after each annual meeting of the Company’s Shareholders shall hold office pursuant to their terms of employment subject to the discretion of the Board.

Information about Nominees

Set forth below is certain information with respect to each nominee of the Company who shall hold office until the next annual meeting of Shareholders or until their successors have been elected and qualified:

Xiaoan He  - see biographical information set forth under the section entitled “Executive Officers.”

Cindy Lu - see biographical information set forth under the section entitled “Executive Officers.”

Xiuyong Zhang - see biographical information set forth under the section entitled “Executive Officers.”

Changrong Ji has been a director of our company since March 2007. Mr. Ji is currently the Investigation Officer of the People’s Bank of China, Weifang city central branch. Mr. Ji was the president of People’s Bank of China, Weifang City central branch from 2001 to 2004 and was the president of People’s Bank of China, Weihai City central branch from 1999 to 2001. From 1989 to 1997, Mr. Ji was the vice-president of People’s Bank of China, Weifang city central branch. He joined the State Administration of Foreign Exchange, Weifang branch as its deputy director from 1989 to 1997 and was appointed as the director of the State Administration of Foreign Exchange, Weihai branch from 1999 to 2001. Mr. Ji was the director of the State Administration of Foreign Exchange, Weifang branch from 2001 to 2004. Mr. Ji obtained his Master’s degree in Economics in 1999 from Shanghai Fudan University and his bachelor’s degree in international economics in 1993 from East China Normal University.

Tee Chuang Khoo has been a director of our company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo has a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

Yudong Huang has been a director of our company since November 2007. Professor Huang is a Professor and Director of the Department of Applied Chemistry of Harbin Institute of Technology. His research coverage includes PET films. Since 1992, Professor Huang has performed more than 20 research projects, out of which 3 projects have won science and technology awards at the provincial and ministerial levels. He has published more than 60 papers in the national and international levels. He was awarded the “Excellent Scientist Prize” of Heilongjiang Province in 1998. Professor Huang graduated from Department of Applied Chemistry of Harbin Institute of Technology with doctor degree.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Director Compensation

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers as a group (8 persons) for the year ended December 31, 2006 was approximately RMB 0.33 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Board Committees

The Board of Directors has a Compensation Committee, a Corporate Governance and Nominating Committee and an Audit Committee.
Compensation Committee.

Effective November 21, 2007, Tee Chuang Khoo, Yudong Huang and Changrong Ji were appointed as members of our Compensation Committee.

Our Compensation Committee is responsible for, among other things:

·	reviewing and determining the compensation package for our senior executives;

·	reviewing and making recommendations to our board with respect to the compensation of our directors;

·	reviewing and approving officer and director indemnification and insurance matters;

·	reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and

·	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2006.

Corporate Governance and Nominating Committee.

Effective November 21, 2007, Changrong Ji was appointed as a member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee has nominated and recommended to the Board the re-election of Xiaoan He, Cindy Lu, Xiuyong Zhang, Changrong Ji, Tee Chuang Khoo and Yudong Huang as the members of the Board. The Corporate Governance and Nominating Committee operates under a written charter, a copy of which is included as Appendix A to this proxy statement.

Our Corporate Governance and Nominating is responsible for, among other things:

·	identifying and recommending to the board nominees for election or re-election to the board;

·	making appointments to fill any vacancy on our board;

·	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

·	identifying and recommending to the board any director to serve as a member of the board’s committees;

·
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

·	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Corporate Governance and Nominating Committee did not hold any meetings during the fiscal year ended December 31, 2006.

Audit Committee.

Our Audit Committee currently consists of Tee Chuang Khoo, Cindy Lu, and Changrong Ji. Mark Stulga was a member of our Audit Committee. On October 18, 2007, Mr. Stulga resigned from his position as a member of our Audit Committee. On November 21, 2007, Tee Chuang Khoo was appointed as a member of our Audit Committee. The Board adopted a written charter for the Audit Committee, a copy of which is included as Appendix B to this proxy statement.

Prior to the Meeting, Cindy Lu is expected to resign as a member of the Audit Committee to ensure that the Audit Committee is composed solely of members who are independent directors.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

·	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing and approving all proposed related-party transactions;

·	discussing the annual audited financial statements with management and the independent auditors;

·	annually reviewing and reassessing the adequacy of our audit committee charter;

·	meeting separately and periodically with management and the independent auditors;

·	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

·	reporting regularly to the full board of directors.

The Audit Committee did not hold any meetings during the fiscal year ended December 31, 2006.

Meetings of the Board

The Board of Directors met five (5) times during the fiscal year ended December 31, 2006.

Communications with the Board of Directors

The Board of Directors maintains a process whereby shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to its adopted charter. Other than Cindy Lu, all other members of the Audit Committee are independent, within the meaning of the NASDAQ marketplace rules and regulations.

The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to shareholder ratification) and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The Audit Committee reviewed with the Company’s financial managers and the independent auditors overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company’s internal controls, and the quality of the Company’s financial reporting.

The Committee has reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Committee asks them to address, and discusses their responses to several questions that the Committee believes are particularly relevant to its oversight. These questions include:

•
Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements?

•
Based on the independent auditors’ experience and their knowledge of the Company, do the Company’s financial statements fairly present to investors, with clarity and completeness, the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

•	Based on the independent auditors’ experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Committee believes that by thus focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Committee under Statement on Auditing Standards No. 61 (“Communication with Audit Committees”). The Committee received and discussed with the independent auditors their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (“Independence Discussions with Audit Committees”), and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to the Company during the fiscal year ended December 31, 2006 was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Committee reviews the Company’s SEC reports prior to filing and intends to continue this practice in the future. In addition, the Committee reviews all quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditors. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

In reliance on the reviews and discussions referred to above, in March 2007, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board have also recommended, subject to Shareholder approval, the selection of Kabani & Company, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

Cindy Lu
Changrong Ji
Tee Chuang Khoo

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A copy of the Code was filed as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on April 2, 2007. A written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee of the Board of Directors are Tee Chuang Khoo, Yudong Huang and Changrong Ji. Tee Chuang Khoo, Yudong Huang and Changrong Ji are not now, and have never been officers or employees of the Company or any of our subsidiaries.

Tee Chuang Khoo, Yudong Huang and Changrong Ji do not have a relationship that would constitute an interlocking relationship with any Executive Officers or Directors of the Company, nor any other affiliated person or entity.

Proposal 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Kabani & Company, Inc. has served as our independent auditors since November 22, 2007 when it replaced Murrell, Hall, Mcintosh & Co PLLP. The decision to engage Kabani & Company, Inc. as the Company’s principal independent accountants was approved by the Company’s Board of Directors on November 22, 2007.

The Board of Directors and the Company’s Audit Committee believe that it is appropriate to submit for approval by its Shareholders its selection of Kabani & Company, Inc., to continue as the Company’s Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2007. In the event the shareholders fail to ratify the selection of Kabani & Company, Inc., the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

A representative of Kabani & Company, Inc. is expected to be present at the Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND OTHER FEES FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Because Kabani & Company, Inc. was appointed as the Company’s Independent Registered Public Accounting Firm after the completion of the audit of the Company’s financial results for the fiscal year ended December 31, 2006, there were no audit fees, audit related fees, tax fees or other fees billed for professional services rendered for the audit of our financial statements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF KABANI & COMPANY, INC. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.

Pre-Approval Policies and Procedures

In accordance with the SEC’s auditor independence rules, the Audit Committee has established the following policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor.

Prior to the engagement of the independent auditor for any fiscal year’s audit, management submits to the Audit Committee for approval lists of recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Audit Committee adopts pre-approval schedules describing the recurring services that it has pre-approved, and is informed on a timely basis, and in any event by the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services listed in a pre-approval schedule are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service not listed in a pre-approval schedule must be separately pre-approved by the Audit Committee on a case-by-case basis. Every request to adopt or amend a pre-approval schedule or to provide services that are not listed in a pre-approval schedule must include a statement by the independent auditors as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence.

The Audit Committee will not grant approval for:

•	any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;
•	provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or
•
the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedures during an audit of the Company’s financial statements.

Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by the Audit Committee on a case-by-case basis where such services are to be paid for by the Company, and the Audit Committee will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the “all other” category, the Audit Committee will consider all relevant facts and circumstances, including the following four basic guidelines:

•	whether the service creates a mutual or conflicting interest between the auditor and the Company;
•	whether the service places the auditor in the position of auditing his or her own work;
•	whether the service results in the auditor acting as management or an employee of the Company; and
•	whether the service places the auditor in a position of being an advocate for the Company.

MISCELLANEOUS

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this Proxy Statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2006, including our financial statements but excluding the exhibits to Form 20-F. The Form 20-F includes a list of the exhibits that were filed with it, and we will furnish a copy of any such exhibit to any person who requests it upon the payment of our reasonable expenses in providing the requested exhibit.

WHERE YOU CAN FIND MORE INFORMATION

Fuwei Films (Holdings) Co., Ltd. files annual and current reports on form 20-F and 6-K, respectively, proxy statements and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

The SEC allows the Company to "incorporate by reference" information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.

The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 2, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on April 30, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on April 25, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on May 14, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on May 14, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on June 1, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on June 12, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on June, 2007, as amended on August 2, 2007 and September 14, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on October 17, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on October 24, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on November 2, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on November 6, 2007;

•	The Report of Foreign Private Issuer on Form 6-K filed on November 13, 2007; and

•	The Report of Foreign Private Issuer on Form 6-K filed on November 27, 2007.

SHAREHOLDER PROPOSALS

The Annual Meeting of Shareholders for the fiscal year ending December 31, 2008 is expected to be held in December 2008. Any shareholder proposal intended to be included in the Company's proxy statement and form of proxy for presentation at the 2008 Annual Meeting of Shareholders (the "2008 Meeting") pursuant to Rule 14a-8 ("Rule 14a-8"), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than July 24, 2008. As to any proposals submitted for presentation at the 2008 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2008 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before June 24, 2008.

By Order of the Board of Directors, /s/ Bo Xu Bo Xu Secretary

November 29, 2007

Appendix A

Corporate Governance and Nominating Committee Charter
Of
Fuwei Films (Holdings) Co., Ltd.

The Corporate Governance and Nominating Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of Fuwei Films (Holdings) Co., Ltd. (the “Company”) shall consist of a minimum of one (1) director. The members of the Nominating Committee shall each meet the independence requirements and standards established from time to time by the Securities and Exchange Commission (the “SEC”) and any such securities exchange on which the Company’s securities are listed or quoted for trading. The Nominating Committee shall meet at least once a year.

The purpose of the Nominating Committee shall be to assist the Board in identifying qualified individuals to become board members, in determining the composition of the Board and in monitoring a process established to assess Board effectiveness.

In furtherance of this purpose, the Nominating Committee shall have the following authority and responsibilities:

1.	Make recommendations to the Board regarding the size and composition of the Board, establish procedures for the nomination process and screen and recommend candidates for election to the Board.

2.	To review with the Board from time to time the appropriate skills and characteristics required of Board members.

3.	To establish and administer a periodic assessment procedure relating to the performance of the Board as a whole and its individual members.

4.
Make recommendations to the Board regarding corporate governance and compliance matters and practices, including formulating and periodically reviewing corporate governance guidelines to be adopted by the Board and advising the Board periodically with respect to significant developments in the law and practice of corporate governance.

5.	Monitor compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

The Nominating Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.

The Nominating Committee shall have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as it may deem appropriate in its sole discretion. The Nominating Committee shall have sole authority to approve related fees and retention terms.

The Nominating Committee shall report its actions and recommendations to the Board after each committee meeting.

Adopted: November 2006

A-1

Appendix B

Audit Committee Charter

Of

Fuwei Films (Holdings) Co., Ltd.

MISSION STATEMENT

The Audit Committee of Fuwei Films (Holdings) Co., Ltd. (the “Company”) has been established by the board of directors of the Company (the “Board”) to assist the Board in fulfilling its responsibilities to oversee the Company’s financial and accounting operations. The Audit Committee will review and be responsible for, among other things, the Company’s system of internal controls, its financial reporting process, the audit process, and the Company’s processes for monitoring compliance with laws and regulations. In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, the Company’s internal auditors, and the independent auditors. The Audit Committee will confirm with the independent auditor its understanding that it has access to the Audit Committee at any time.

ORGANIZATION AND MEETINGS

Audit Committee Composition

The Audit Committee shall consist of such number of members as the Board shall determine, but in no event less than three members. The Board shall designate one member of the Audit Committee to be the Chairperson. Subject to the exceptions discussed below, each member of the Audit Committee must be independent, as defined under applicable Securities and Exchange Commission (“SEC”) and stock exchange rules and regulations as they currently exist and as they may be amended from time to time.

Each member must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement or, if and so long as permitted under applicable stock exchange rules, become able to do so within a reasonable period of time after his or her appointment to the Audit Committee. Audit Committee members shall have such other qualifications as the Board may from time to time deem appropriate in light of the mission of the Audit Committee.

At least one member of the Audit Committee shall qualify as a “audit committee financial expert” in compliance with the requirements established under applicable SEC and stock exchange laws and regulations as they currently exist and as they may be amended from time to time.

Notwithstanding anything to the contrary in this charter, if permitted by applicable SEC and stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination.

Notwithstanding anything to the contrary in this charter, if permitted by applicable SEC and stock exchange laws and regulations in effect from time to time, in connection with the initial public offering of the Company’s equity securities (“IPO”), (A) only (i) one director who is independent as defined under applicable stock exchange rules shall be required at the time of such IPO, and (ii) a majority of directors who are independent under applicable stock exchange rules shall be required within 90 days of the IPO and (B) all members of the Audit Committee shall be independent as defined under applicable stock exchange rules within one year of the IPO.

If the Company fails to comply with the Audit Committee composition requirements under applicable SEC and stock exchange rules and regulations, the Company shall have an opportunity to cure such defect as provided under such rules.

Term; Meetings

The Audit Committee shall meet at least quarterly, or more frequently as it deems appropriate and as circumstances dictate. Any member of the Audit Committee may call a special meeting of the Audit Committee. Meetings of the Audit Committee may be held by any method permitted under Articles of Association of the Company.

The Audit Committee shall periodically meet with each of management (including the Chief Financial Officer) and the independent auditors (including the audit engagement partner) in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe would be appropriate to discuss privately. In addition, the Audit Committee expects to meet with the independent auditors and management quarterly to review the Company’s financial statements.

The Audit Committee may invite to its meetings any director, member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Audit Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

ROLE AND RESPONSIBILITIES

The Audit Committee’s primary responsibility is one of oversight and it recognizes that the Company’s management is responsible for preparing the Company’s financial statements and that the independent auditors are responsible for auditing those financial statements. The Audit Committee also recognizes that financial management, as well as the independent auditors, have more time, knowledge and more detailed information regarding the Company than do Audit Committee members; consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the independent auditor’s work. The Audit Committee shall also perform any other activities consistent with this Charter as the Audit Committee or the Board deems necessary or appropriate or as may be required under applicable SEC and stock exchange rules and regulations in effect from time to time.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services provided that the decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

Corporate Governance

The Audit Committee shall:

1.	report on its meetings, proceedings and other activities at each regularly scheduled meeting of the full Board, to the extent appropriate;

2.	review and reassess the adequacy of this Charter at least annually. Submit changes to this Charter to the Board for approval;

3.	review and approve all transactions with affiliates, related parties, directors and executive officers;

4.	review the procedures for the receipt and retention of, and the response to, complaints received regarding accounting, internal control or auditing matters;

5.	review the procedures for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

6.
review with management and the independent auditors, at least once annually, all correspondence with regulatory authorities and all employees complaints or published reports that raise material issues regarding the financial statements or accounting policies.

Independent Auditors

The Audit Committee shall:

1.
appoint, compensate, retain and oversee the work of any independent auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of conducting the annual audit of the Company’s books and records, preparing or issuing an audit report or performing other audit review or attest services for the Company;

2.
obtain and review, at least once annually, a report by the independent auditors describing (i) their internal quality control procedures, (ii) any material issues raised by the most recent internal quality control review or peer review or by any inquiry or investigation by any governmental or professional authority within the preceding five years, in each case with respect to one or more independent audits carried out by them, (iii) all material steps taken to deal with any such issues and (iv) all relationships between them and the Company;

3.
review annually the independence of the independent auditors by (i) receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company in accordance with Independence Standards Board Standard No. 1, (ii) discuss with the independent auditors all disclosed relationships between the independent accounts and the Company and all other disclosed relationships that may impact the objectivity and independence of the independent auditors and (iii) discussing with management its evaluation of the independence of the independent auditors;

4.
obtain from the independent auditors assurance that the lead audit partner and the audit partner responsible for reviewing the audit have been and will be rotated at least once every five years and each other audit partner has been and will be rotated at least once every seven years, in each case, in accordance with Section l0A of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules promulgated thereunder;

5.
review and pre-approve, all audit, review or attest services (including comfort letters in connection with securities underwritings and tax services) and all non-audit services to be provided by the independent auditors as permitted by Section 10A of the Act and the rules promulgated thereunder, and, in connection therewith, the terms of engagement. The Audit Committee may designate one member to approve such non-audit services, but that member must inform the Audit Committee of the approval at the next meeting of the Audit Committee. All such approvals and procedures must be disclosed in periodic reports filed with the SEC;

6.	review and approve all compensation to the independent auditors for all audit and non-audit services;

7.
review regularly with the independent auditors any audit problems or difficulties and management’s response, including restrictions on the scope of activities of the independent auditors or access by the independent auditors to requested information, and significant disagreements between the independent auditors and management; and

8.	present conclusions with respect to the independent auditors to the Board.

Audits and Accounting

Before the commencement of the annual audit, the Audit Committee will meet with financial management and the independent auditor to review and approve the plan, scope, staffing, fees and timing of the annual audit. The Audit Committee shall:

1.
after completion of the audit of the financial statements, review with management and the independent auditors the results of the audit, the audit report, the management letter relating to the audit report, all significant questions (resolved or unresolved) that arose and all significant difficulties that were encountered during the audit, the disposition of all audit adjustments identified by the independent auditors, all significant financial reporting issues encountered and judgments made during the course of the audit (including the effect of different assumptions and estimates on the financial statements) and the cooperation afforded or limitations (including restrictions on scope or access), if any, imposed by management on the conduct of the audit;

2.
review, prior to filing, all annual reports on Form 10-K or 10-KSB and all quarterly reports on Form 10-Q or 10-QSB, to be filed with the SEC. Discuss with management and the independent auditors, where practicable, prior to filing, the financial statements (including the notes thereto) and the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

3.
review with management and the independent auditors, at least annually, (i) all significant accounting estimates, (ii) all significant off-balance sheet financing arrangements and their effect on the financial statements, (iii) all significant valuation allowances and liability, restructuring and other reserves, (iv) the effect of regulatory and accounting initiatives, and (v) the adequacy of financial reporting;

4.
review with management and the independent auditors all reports delivered by the independent auditors in accordance with Section 10A(k) of the Act with respect to critical accounting policies and practices used, alternative treatments of financial information available under GAAP and other written communications (including letters under SAS No. 50) between the independent auditors and management, together with their ramifications and the preferred treatment by the independent auditors;

5.
discuss with the independent auditor and management the independent auditor’s judgment about the quality, not just the acceptability, of the Company’s accounting principles, as applied in the Company’s financial reporting in accordance with SAS No. 61;

6.
review and discuss with management and the independent auditors the Company’s earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be generally of disclosure and reporting policies. The Audit Committee need not discuss in advance each earnings press release or each instance in which the Company may provide earnings guidance; and

7.
prepare the report required by the SEC to be included in the Company’s annual proxy statement and any other reports of the Audit Committee required by applicable securities laws or stock exchange listing requirements or rules.

Monitoring of Internal Controls Systems

The Audit Committee shall:

1.	meet separately in executive session, at least annually, with the Company’s principal accounting officer to discuss:

a)	the scope of internal accounting and auditing procedures then in effect;

b)	the Company’s means for monitoring compliance by Company personnel with Company policies and procedures and applicable law; and

c)	the extent to which recommendations made by the principal accounting officer or independent auditor have been implemented.

2.
review, based upon the recommendation of the independent auditors and financial management, the scope and plan of the work to be done by the internal audit group and the responsibilities, budget and staffing needs of the internal audit group;

3.	review on an annual basis the performance of the internal audit group;

4.
in consultation with the independent auditors and the internal audit group, the accounting and financial controls, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and any special audit steps adopted in light of material deficiencies and controls; and

5.
review (i) the internal control report prepared by management, including management’s assessment of the effectiveness of the design and operation of the Company’s internal control structure and procedures for financial reporting, as well as the Company’s disclosure controls and procedures, with respect to each annual and quarterly report that the Company is required to file under the Act and (ii) the independent auditors’ attestation, and report, on the assessment made by management.

Other

The Audit Committee shall:

1.	engage and determine funding for independent counsel and other advisors as it determines necessary to carry out its duties; and

2.	conduct any and all investigations it deems necessary or appropriate.

Adopted: December 7, 2006

FUWEI FILMS (HOLDINGS) CO. LTD.
PROXY FOR ANNUAL MEETING
TO BE HELD ON DECEMBER 21, 2007

The undersigned stockholder of Fuwei Films (Holdings) Co. Ltd., a Cayman Islands corporation (the “Company”), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and hereby appoints Xiaoan He and Bo Xu, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (New York Time), at New York Marriott East Side, located at 525 Lexington Avenue, New York, New York on December 21, 2007, or at any adjournment thereof, and to vote, as designated below, all shares of common stock of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

1.	Election of Directors

Elect six (6) Directors	Xiaoan He	¡	Changrong Ji	¡	Tee Chuang Khoo	¡
	Cindy Lu	¡	Yudong Huang	¡	Xiuyong Zhang	¡

⁭ WITHHOLD AUTHORITY to vote for all nominees listed above

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold.

A vote FOR the nominees includes discretionary authority to vote for a substitute nominee if any of the nominees listed becomes unable or unwilling to serve.

2.	Ratify the appointment of Kabani & Company, Inc. as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To transact any other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED "FOR" EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

I PLAN ON ATTENDING THE ANNUAL MEETING		☐

Signature of Stockholder	Date:

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
FUWEI FILMS (HOLDINGS) CO. LTD.

2007 ANNUAL MEETING OF STOCKHOLDERS

DECEMBER 21, 2007

The undersigned hereby appoints hereby appoints Xiaoan He and Bo Xu, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (New York Time), at New York Marriott East Side, located at 525 Lexington Avenue, New York, New York on December 21, 2007, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

(Continued and to be signed on the reverse side.)